# South Jersey Industries

Q3 2017 Business Update

November 3, 2017



# Forward Looking Statements

Certain statements contained in this presentation may qualify as "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical fact should be considered forward-looking statements made in good faith and are intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. Words such as "anticipate", "believe", "expect", "estimate", "forecast", "goal", "intend", "objective", "plan", "project", "seek", "strategy", "target", "will" and similar expressions are intended to identify forward-looking statements. Such forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the statements. These risks and uncertainties include, but are not limited to, the following: general economic conditions on an international, national, state and local level; weather conditions in our marketing areas; changes in commodity costs; changes in the availability of natural gas; "non-routine" or "extraordinary" disruptions in our distribution system; regulatory, legislative and court decisions; competition; the availability and cost of capital; costs and effects of legal proceedings and environmental liabilities; the failure of customers or suppliers to fulfill their contractual obligations; and changes in business strategies. These cautionary statements should not be construed by you to be exhaustive. While SJI believes these forward-looking statements to be reasonable, there can be no assurance that they will approximate actual experience. Further, SJI undertakes no obligation to update or revise any of its forward-looking statements, whether as a result of new information, future events or otherwise.

# The Path to Long Term Growth

| Grow Economic Earnings | Improve Quality of Earnings | Maintain Balance Sheet Strength | Maintain Low to Moderate Risk Profile |

## 2017 Highlights
### Maintain Economic EPS Guidance of $1.14 to $1.20 for 2017

- Announced acquisition of Elizabethtown Gas and Elkton Gas
- Utility rate case resolution provides $39.5 million of incremental revenue
- Executed 11th fuel supply management contract for Tyr Hickory Run Station
- $81.6 million invested YTD through AIRP II and SHARP
- ≈ 6,000 customers added YTD (gross)

# Targeted Acquisition of Elizabethtown Gas & Elkton Gas

**$1.7B transaction, with effective purchase price of $1.4B[1]**



- Opportunistic deal that builds scale and improves business mix

- Transaction value → 23.4x estimated 2018 earnings based on equity value of $850M ($1.4B less $550M of debt)

- Significantly additive to SJI 2020 Economic Earnings goal of $150M

[1]Adjusted for $312M tax basis step-up

# Targeted Acquisition of Elizabethtown Gas & Elkton Gas

## Significant opportunities for incremental investment

➤ Projected average cap-ex of $135M annually

➤ $800M of additional investment potential to replace aging infrastructure

➤ $450M of incremental capital investment opportunities

**Elizabethtown Gas & Elkton Gas Capex (2018-2021)**



# South Jersey Gas – Base Rate Case Settlement

➢ Revenues from base rates will increase by $39.5 million

➢ Additive to SHARP and AIRP II roll-ins that occurred on October 1, 2017

➢ Rate of Return is 6.80%

➢ Return on Equity of 9.60%

➢ Equity-to-capital ratio of 52.5%

# SJI Capital Investment

## $1.9B of planned Cap Ex 2016-2020[1]

### Focused on regulated utility and FERC regulated growth





**2016A-2020P**

% Utility and FERC regulated: 94%

¹Capital expenditures shown are inclusive of affiliate investments and do not reflect any projections for pending acquisition

# Utility Capital Investment

**Base Capital**
- ✓ Rate case settlement effective November 1
- ✓ ≈ $850M planned capital investment 2016-2020
- ✓ Utility HQ targeted for September 2018 completion

**AIRP II (Accelerated Infrastructure Replacement Program)**
- ✓ $4.7M increase in annual revenues effective Oct. 1, based on $46.1M investment
- ✓ Currently in year two of 5-year, $302.5M program

**SHARP (Storm Hardening and Reliability Program)**
- ✓ $3.4M increase in annual revenues effective Oct. 1, based on $33.3M investment
- ✓ Phase II petition filed November 1

**BL England**
- ✓ Proposed ≈ $115M pipeline to supply natural gas to the former BL England generating facility
- ✓ Final Pinelands Commission approval received February 24
- ✓ Legal appeal process continues, with a favorable resolution expected before year end

## 2016-2020 Utility Cap-Ex Breakdown



- BL England 6%
- SHARP 11%
- AIRP 22%
- Base capital 61%

# GAAP Earnings – 2017 v 2016

For the three and nine months ended September 30

| | Q3 2017 | Q3 2016 | Variance | YTD 2017 | YTD 2016 | Variance |
|---|---|---|---|---|---|---|
| | | | **In millions except per share data** | | | |
| **Gas Utility** | ($5.8) | ($3.3) | ($2.5) | $43.0 | $46.1 | ($3.1) |
| **Midstream** | $1.3 | $0.0 | $1.3 | $3.7 | ($0.1) | $3.8 |
| **SJ Energy Group** | ($7.4) | $4.2 | ($11.6) | ($27.0) | $14.1 | ($41.1) |
| **SJ Energy Services** | $(25.7) | $8.9 | ($34.6) | ($28.9) | $12.9 | ($41.8) |
| | | | | | | |
| **SJI** | ($37.5) | $9.7 | ($47.2) | $(7.4) | $73.1 | ($80.5) |
| **SJI EPS** | ($0.47) | $0.12 | ($0.59) | $(0.09) | $0.97 | ($1.06) |

# Economic Earnings – 2017 v 2016

For the three and nine months ended September 30

| | Q3 2017 | Q3 2016 | Variance | YTD 2017 | YTD 2016 | Variance |
|---|---|---|---|---|---|---|
| **In millions except per share data** | | | | | | |
| **Gas Utility** | ($5.8) | ($3.3) | ($2.5) | $43.0 | $46.1 | ($3.1) |
| **Midstream** | $1.3 | $0.0 | $1.3 | $3.7 | ($0.1) | $3.8 |
| **SJ Energy Group** | ($0.8) | ($1.4) | $0.6 | $9.6 | $10.4 | ($0.8) |
| **SJ Energy Services** | $1.3 | $8.7 | ($7.4) | $0.0 | $13.3 | ($13.3) |
| | | | | | | |
| **SJI** | ($4.0) | $3.9 | $(7.9) | $58.1 | $69.6 | ($11.5) |
| **SJI EPS** | ($0.05) | $0.05 | $0.00 | $0.73 | $0.92 | ($0.19) |

*SJI uses the non-GAAP measure of Economic Earnings when discussing results. A full explanation and reconciliation of this non-GAAP measure is provided under "Explanation and Reconciliation of Non-GAAP Financial Measures" in the Earnings Release.*

# South Jersey Gas

| In millions[1] | Q3 | YTD | Performance Notes |
|---|---|---|---|
| **2016 Net Income** | **($3.3)** | **$46.1** | |
| **Customer Growth** | ▲ $0.2 | ▲ $1.6 | 1.5% YOY customer growth |
| **Accelerated Infrastructure Investments** | ▼ ($0.8) | ▲ $2.8 | AIRP II and SHARP investments roll-in to base rates October 1 |
| **Off System Sales** | $0.0 | ▲ $0.1 | |
| **O&M Expenses[2]** | ▼ ($1.2) | ▼ ($3.9) | Resource investments supporting future growth; increased reserve for uncollectible accounts |
| **Depreciation[3]** | ▼ ($0.5) | ▼ ($1.6) | Additional assets placed in service |
| **Interest Charges – Net of Capitalized[3]** | ▼ ($0.7) | ▼ ($1.2) | |
| **R&D Tax Credit** | $0.0 | ▼ ($1.0) | Non-recurring credit benefited 2016 |
| **Other** | ▲ $0.5 | ▲ $0.1 | |
| **2017 Net Income** | **($5.8)** | **$43.0** | |

[1] Slide depicts changes to period over period net income, it is not intended to be a substitute for financial statements.
[2] Excludes expenses where there is a corresponding credit in operating revenues (i.e., no impact on our financial results).
[3] Expenses associated with accelerated infrastructure investments are reflected within that line item.

# Utility Customer Growth



| | 12 Months Ending September 30, 2017 |
|---|---|
| **Margin Growth from Customer Additions** | $2.2M |
| **Conversions** | 5,531 |
| **New Construction** | 2,700 |
| **Total Gross Customer Additions** | 8,231 |
| **Net Customer Additions** | 5,456 |
| **Year Over Year Net Growth Rate** | 1.5% |

# South Jersey Energy Group

For the three and nine months ended September 30

| | Q3 2017 | Q3 2016 | Variance | YTD 2017 | YTD 2016 | Variance |
|---|---|---|---|---|---|---|
| **Economic Earnings, in millions** | | | | | | |
| **SJ ENERGY GROUP** | **($0.8)** | **($1.4)** | **$0.6** | **$9.6** | **$10.4** | **($0.8)** |
| Retail Commodity | ($0.8) | $0.4 | ($1.2) | $0.2 | $1.3 | ($1.1) |
| Fuel Management | $1.4 | $1.3 | $0.1 | $4.1 | $3.0 | $1.1 |
| Wholesale Mktg / Asset Optimization | ($1.5) | ($3.1) | $1.6 | $5.1 | $6.1 | ($1.0) |
| SJ Exploration | $0.1 | $0.0 | $0.1 | $0.2 | $0.0 | $0.2 |

➢Fuel management improvement driven by increased volumes
➢Record low spreads from warmer weather that impacted YTD wholesale marketing were partly offset by improved Q3 performance

# South Jersey Energy Services

For the three and nine months ended September 30

| | Q3 2017 | Q3 2016 | Variance | YTD 2017 | YTD 2016 | Variance |
|---|---|---|---|---|---|---|
| **Economic Earnings, in millions** | | | | | | |
| **SJ ENERGY SERVICES** | **$1.3** | **$8.7** | **($7.4)** | **$0.0** | **$13.3** | **($13.3)** |
| CHP | $0.5 | $3.6 | ($3.1) | $0.5 | $5.7 | ($5.2) |
| Solar | $2.4 | $3.5 | ($1.1) | $2.5 | $3.8 | ($1.3) |
| Landfills | ($1.3) | ($0.4) | ($0.9) | ($2.9) | ($1.4) | ($1.5) |
| ITC | $0.0 | $1.8 | ($1.8) | $0.0 | $4.6 | ($4.6) |
| Other | ($0.3) | $0.2 | ($0.5) | ($0.1) | $0.6 | ($0.7) |

➢CHP comparison in 3Q impacted by non-recurring $4.3M settlement that benefited 2016
➢Strong solar production continues, offset by softer MD SREC market
➢No ITC in 2017 earnings

# Appendix

# PennEast Pipeline Project

➢ $200M investment with FERC level returns projected

➢ 20% equity owner in $1.0B+, 1 BCF, 118-mile interstate pipeline from Marcellus region of PA into NJ

➢ Fully subscribed; 80% of capacity under 15-year agreements



| Application submitted 9/24/15 | FERC draft EIS issued 7/22/16 | Final EIS issued 4/7/17 | Targeted construction 2018 |

# Non-Utility GAAP Earnings – 2017 v 2016

For the three and nine months ended September 30

| | Q3 2017 | Q3 2016 | Variance | YTD 2017 | YTD 2016 | Variance |
|---|---|---|---|---|---|---|
| **GAAP Earnings, in millions** | | | | | | |
| **SJ ENERGY GROUP** | **($7.4)** | **$4.2** | **($11.6)** | **($27.0)** | **$14.1** | **($41.1)** |
| Retail Commodity | ($0.5) | ($0.8) | $0.3 | ($0.5) | $4.4 | ($4.9) |
| Fuel Management | $1.4 | $1.3 | $0.1 | $4.1 | $3.0 | $1.1 |
| Wholesale Mktg / Asset Optimization | ($8.4) | $3.7 | ($12.1) | ($30.8) | $6.7 | ($37.5) |
| SJ Exploration | $0.1 | $0.0 | $0.1 | $0.2 | $0.0 | $0.2 |

# Non-Utility GAAP Earnings – 2017 v 2016

For the three and nine months ended September 30

| | Q3 2017 | Q3 2016 | Variance | YTD 2017 | YTD 2016 | Variance |
|---|---|---|---|---|---|---|
| **GAAP Earnings, in millions** | | | | | | |
| **SJ ENERGY SERVICES** | **$(25.7)** | **$8.9** | **($34.6)** | **($28.9)** | **$12.9** | **($41.8)** |
| CHP | $0.5 | $3.7 | ($3.2) | ($1.0) | $5.4 | ($6.4) |
| Solar | $(24.7) | $3.5 | ($28.2) | $(24.9) | $3.8 | ($28.7) |
| Landfills | ($1.3) | ($0.4) | ($0.9) | ($2.9) | ($1.5) | ($1.4) |
| ITC | $0.0 | $1.8 | ($1.8) | $0.0 | $4.6 | ($4.6) |
| Other | ($0.3) | $0.2 | ($0.5) | ($0.1) | $0.6 | ($0.7) |

# Fuel Supply Management

| Counterparty | Location | Capacity (MW) | Volume (Dth/day) | Start Date | Term |
|---|---|---|---|---|---|
| Starwood | Marcus Hook, PA | 750 | 80,000 | In service | 2016 - evergreen |
| LS Power | West Deptford, NJ | 738 | 36,000 | In service | 15 Years |
| LS Power II | West Deptford, NJ | 400 | 31,000 | In service | 15 Years |
| Moxie - Liberty | Bradford Co, PA | 825 | 137,655 | In service | 5 Years |
| Moxie - Patriot | Lycoming Co, PA | 825 | 137,655 | In service | 4 Years |
| Panda - Stonewall | Leesburg, VA | 750 | 110,000 | In service May 2017 | 4 Years |
| Moxie - Freedom | Luzerne, PA | 1,029 | 157,000 | 2018 | 10 Years |
| Lordstown | Trumbell, OH | 1,029 | 160,000 | 2018 | 5 Years |
| Invenergy - Lackawanna | Jessup, PA | 1,045 | 210,000 | 2018 | 10 Years |
| Hickory Run | Lawrence County, PA | 1,000 | 162,000 | 2020 | 5 years |
| To Be Announced | TBA | 990 | 121,000 | TBA | 4 Years |

# Solar SREC Generation



**MW DC**

**Number of SRECs**

* Actual annual production reflected from 2012 through 2016.  Estimated 2017 production reflects nine months actual and three months forecasted, assuming normal weather conditions.